Exhibit 23.4
CONSENT
     The undersigned hereby consents to being named in the registration statement on Form F-1 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same initial public offering that is to be effective upon filing pursuant to Rule 424(b) under the Securities Act of 1933 (the “Registration Statement”) of Cascal B.V., a company duly organized and existing under the laws of The Netherlands (the “Company”), as an individual to become a member of the board of directors of the Company at the time of listing of its shares on the New York Stock Exchange and to the inclusion of his biographical information in the Registration Statement.
     IN WITNESS WHEREOF, this Consent is signed and dated as of the 5th day of November, 2007.

By:	/s/ Charles F. Auster
Name: Charles F. Auster